Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                    No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                    No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.       Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

São Paulo, January 8, 2018.

Brazilian Securities and Exchange Commission (CVM)

Company Relationship Superintendence (SEP)

Rua Sete de Setembro, nº 111

Rio de Janeiro - RJ

Attention. Mr. Guilherme Rocha Lopes

Ref.: RESPONSE TO CVM/SEP/GEA-2 LETTER 6/2018

Dear Sirs,

Ultrapar Participações S.A. (“Ultrapar”) in compliance with CVM/SEP/GEA-2 Letter 6/2018 (“Official Letter”), which is fully reproduced at the end of this document, clarifies the following:

1. Ultrapar confirms that its controlled company Ipiranga Produtos de Petróleo S.A. (“Ipiranga”) was informed about the Technical Note issued by the General Superintendence of the Administrative Council of Economic Defense (“CADE”) on the administrative case-file nº 08012.002867/2007-57, which aims to establish evidence on the violation against the economic order of the automotive fuel distribution and retail markets in the metropolitan region of Belo Horizonte, from October 2006 to March 2007.

2. The Technical Note recommends the conviction of 35 resellers and their respective owners, the resellers’ syndicate of Minas Gerais and 4 distributors, among which is Ipiranga. It is a non-binding Note and will be judged by CADE’s court in the administrative scope after possible complementary note and opinions from the Federal Public Ministry and CADE’s Prosecutors, and can eventually be legally discussed after all.

3. Up to the moment, Ipiranga’s legal assistants have classified as remote the chances of an unsuccessful result on the administrative process.  Therefore, at the current phase of the administrative process, there are no estimates of values nor possible disbursements.

4. For all mentioned reasons, on Ultrapar’s understanding, there is no Material Notice to be published for now in accordance to CVM Instruction nº358 of January 3, 2002.

In addition, it is important to highlight that no atypical variation regarding the Company’s securities prices or trading volume was registered as consequence of the news on which the present Official Letter is based.

In case further elements constitute a Material Notice relating the Official Letter, Ultrapar will maintain its shareholders and the market informed under the terms of the applicable legislation.

Finally, the Company reinforces its commitment to the highest ethical standards as well as the best competitive practices. In addition, the Company reaffirms that it does not admit illegal practices, which are prohibited under its Compliance Program.

We believe to have provided the information requested in the Official Letter.

Yours sincerely,

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

Official Letter nº 6/2018/CVM/SEP/GEA-2

Rio de Janeiro, January 5, 2017.

To

ANDRÉ PIRES DE OLIVEIRA DIAS

Investor Relations Officer of

ULTRAPAR PARTICIPAÇÕES S.A.

Avenida Brigadeiro Luís Antônio, 1.343, 9º andar - Bela Vista 01317-910 São Paulo - SP

Tel.: (11) 3177-3792 / Fax: (11) 3177-6107

E-mail: andre.pires@ultra.com.br

C/C: ana.pereira@b3.com.br; maiara.madureira@b3.com.br; marcelo.heliodorio@b3.com.br; emissores@b3.com.br; nelson.ortega@b3.com.br

Subject matter: Request for clarifications – News published on the media

Dear Officer,

1.     In reference to the news published today on website Valor Online, named "Ale, BR, Ipiranga and Raízen are charged for cartel agreements" in which the following information is comprised:

Ale, BR, Ipiranga and Raízen are charged for cartel agreements

The four largest fuel distributors in the country may be slapped with a hefty fine by the Administrative Council of Economic Defense (“CADE”). The antitrust agency’s general superintendence has released a report pointing out that Ale, BR, Ipiranga and Raízen formed a cartel in Belo Horizonte, Minas Gerais, and neighboring cities in 2007 and 2008.

The fine may be close to the cap allowed by the legislation of 20% of revenues in the year prior to the initiation of proceedings in the affected regions, Valor has learned. That is because the facts investigated are considered serious by people who had access to the report. The year for calculation effect will be 2010, and the sales are in the cities included in the proceedings. The case is expected to go to trial this year.

Commissioner João Paulo de Resende was picked in a drawing to handle the proceedings. He tends to demand higher amounts than his peers when the investigated cases last more than one year. Mr. Resende tries to approximate the fine to the gain that the company would have obtained with the anticompetitive practice. For that, he takes as basis 10% rate over the revenue of the companies in the affected market during the period considered. That percentage was set after a broad review of literature on the matter.

In case Mr. Resende follows that line, the percentage fine he will impose on the companies is not likely to be fully followed by the other CADE commissioners, since his theory is accepted only by Commissioner Cristiane Alkmin.

The other members of the agency’s plenary have already publicly taken a position against the method, for judging it legally fragile. They prefer to set the percentage over the revenue to be imposed depending on the seriousness of the wrongdoing. Such percentage may be reduced depending on attenuating factors identified during the proceedings, among other reasons.

The general superintendence sent the case to the CADE tribunal last week, and the report is confidential because it contains the transcription of wire taps of price fixing, among others.

The report also states there was price fixing in the resale of fuel, division of market among the cartel members and attempts of retaliation against filling stations not participating in the cartel. In addition to the four distributors, the cartel had 30 local companies and more than 10 individuals on the passive side.

The law does not state a deadline for the case to be judged by the CADE plenary, but Valor has learned it should go to trial this year.

Fuel distribution has a history of CADE proceedings. One spokesperson for the regulator said 11 cases involving this industry ended in convictions since 2011, totaling R$ 246 million in fines. Moreover, there are five other cases involving alleged cartels in the sector.

One is a cartel of fuel stations in the Federal District. The case stood out because the antitrust authority even named an administrator to manage part of the stations involved in the wrongdoing for suspecting the price fixing continued even after the beginning of investigations.

AleSat said it "condemns the formation of cartel and doesn’t agree with the adoption of uniform commercial conduct". The company said it "awaits to have access to the CADE’s Technical Note to evaluate the facts and take position about it in a timely manner".

Raízen said it "operates and has always operated according to the strictest principles of business ethics and according to the law". About the case it said it "respects the authority recommendation, but continues confident in its defense and in the acknowledge by the CADE tribunal of its non-participation or involvement in the investigated conducts". Raízen was created in 2011 and is licensed for Shell brand in Brazil.

Ipiranga said it was informed about the recommendation of the General Superintendence of CADE relating the alleged gas station cartel in Belo Horizonte. "The company is preparing its defense in CADE’s plenary. Ipiranga reinforces that it does not condone with illegal activities and that it would conflict with its compliance program, and that it also values the transparency and ethics in all its actions and relations", informed.

BR declined to comment.

[emphasis added]

2. On this regard, we require your declaration on the accuracy of the information published in the news, especially in the emphasis added, and, in case they are true, additional clarification is required regarding the subject as well as the reasons why, in the company’s understanding, it was not the case to be disclosed through a material notice, according to CVM Instruction nº 358/2002.

3. Such declaration must include a copy of this Official Letter and be sent through IPE System, category “Market Announcement”, type “Clarification on CVM/B3 inquiry”. Attending this clarification request through market announcement does not excuse an eventual investigation on the responsibility for not disclosing a Material Notice in accordance with CVM Instruction nº 358/2002.

4. We emphasize that, under the terms of article 3, CVM Instruction 358/02, the Investor Relations Officer shall disclose and inform CVM and, however the case may be, the stock exchange and organized over-the-counter market where the shares issued by the company are traded, about any relevant act or fact developed or related to the company’s businesses, as well as ensure its wide and immediate disclosure, concurrently in all markets where these shares are traded.

5. In addition, we shall refer to the obligation set forth in sole paragraph, article 4, of CVM Instruction 358/02, to inquiry the Company’s management members and controlling shareholders in order to determine whether these persons were aware of such information that should have been disclosed to the market.

6. Under the responsibility of the Company Relationship Superintendence (SEP), we point out that this administrative authority, in the exercise of its legal attributions and, as set forth in item II, article 9, of Law 6385/1976, and article 7 c/c article 9, of CVM Instruction 452/2007, shall determine the application of the fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to the other administrative penalties, by virtue of the non-compliance with this Letter up to 08/01/2017.

Yours sincerely,

Document electronically signed by Guilherme Rocha Lopes, Manager, on 01/05/2018, at 03:27 pm, according to art. 6º, § 1º, Decree nº 8.539, October 5 2015.

A autenticidade do documento pode ser conferida no site https://sei.cvm.gov.br/conferir_autenticidade, informando o código verificador 0416594 e

o código CRC E226F87B.

This document's authenticity can be verified by accessing https://sei.cvm.gov.br/conferir_autenticidade, and typing the "Código Verificador" 0416594 and the"Código CRC" E226F87B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 09, 2018

ULTRAPAR HOLDINGS INC.

By: /s/ Andre Pires de Oliveira Dias____________________________________

Name: Andre Pires de Oliveira Dias

Title: Chief Financial and Investor Relations Officer

(Market Announcement)